Mail Stop 0306

      April 29, 2005


Via U.S. Mail

Mr. John Bily
Chief Financial Officer
1911 Walker Avenue
Monrovia, California 91016


	RE:	Staar Surgical Company
		Form 10-K for the year ended December 31, 2004
		File No. 0-11634

Dear Mr. Bily:

     We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-K as of December 31, 2004

Item 9A. Controls and Procedures - Page 37

1. We note your disclosure that management believes that your disclosure controls and procedures are effective "in making known to them material information relating to the Company (including its consolidated subsidiaries) required to be included in this report."
It does not appear that your certifying officers have reached a conclusion (i.e., concluded) that your disclosure controls and procedures are effective. Please revise to address your officers` conclusions regarding the effectiveness of your disclosure controls and procedures. In addition, please note that the definition of disclosure controls and procedures is included in Rule 13a-15(e) of the Exchange Act. However, if you wish to include the definition following your conclusion, please ensure the definition is consistent with the definition included in Rule 13a-15(e) of the Exchange Act.

2. We note your statement that a "control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system`s objectives will be met." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at
<http://www.sec.gov/rules/final/33-8238.htm>.

3. We note your statement that "[t]here was no change during the fiscal quarter ended December 31, 2004, known to the Chief Executive
Officer or the Chief Financial Officer..." [emphasis added] Please revise the language used in your disclosure concerning changes in your internal control over financial reporting to indicate whether there was any change to your internal control over financial reporting that has materially affected, or that is reasonably likely to materially affect, your internal control over financial reporting, consistent with the language used in amended Item 308(c) of Regulation S-K.

*    *    *    *



      Please amend your 10-K and responsd to these comments within
10
business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact Heather Tress, Staff Accountant, at (202)
824-
5263 or me at (202) 942-2861 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Michele Gohlke, Accounting Branch Chief, at
(202) 942-7903.


							Sincerely,



							Kate Tillan
							Assistant Chief Accountant
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Mr. John Bily
Chief Financial Officer
Staar Surgical Company
April 29, 2005
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